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13025405

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SEC MAIL PROCESSING
RECEIVED
JUL 25 2013
WASH, D.C.
193 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2012 (MM/DD/YY) AND ENDING May 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700

(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon Root **(415) 229-9000**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CD 7/30/13

CD 8/6/13

OATH OR AFFIRMATION

I, **Leon Root**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **SF Sentry Securities, Inc.**, as of **May 31, 2013**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me
this 24TH day of July 2013

Notary Public

DANIELLE ALESSANDRA VINJE
Commission # 1864635
Notary Public - California
San Francisco County
My Comm. Expires Sep 12, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SF SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MAY 31, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SF Sentry Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SF Sentry Securities, Inc. as of May 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
July 24, 2013

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2013

Assets

Cash	$	348,026
Commissions receivable and other		11,838
Due from affiliates		46,437
Prepaid expenses		41,418
Total assets	$	447,719

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	107,157
Stockholders' equity:		
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares		95,000
Retained earnings		245,562
Total stockholders' equity		340,562
Total liabilities and stockholders' equity	$	447,719

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2013

Revenues:	
Securities commissions	$ 1,964,309
Private placement fees	22,523
Other income	1,429
Total revenues	1,988,261
Expenses:	
Employee compensation and benefits	412,599
Clearance and execution fees	743,070
Office expenses	797,384
Professional fees	43,507
Travel and seminars	106,701
Taxes and licenses	100,166
Total expenses	2,203,427
Net loss before income tax	(215,166)
Income tax provision	(800)
Net loss	$ (215,966)

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2013

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2012	55,000	$ 95,000	$ 461,528	$ 556,528
Net loss	-	-	(215,966)	(215,966)
Balances, May 31, 2013	55,000	$ 95,000	$ 245,562	$ 340,562

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2013

Cash flows from operating activities:	
Net loss	$ (215,966)
Adjustments to reconcile net loss to net cash flows used in operating activies:	
Decrease in commissions receivable from clearing broker	181,255
Increase in due from affiliates	(23,608)
Increase in other assets	(5,109)
Increase in prepaid expenses	(41,418)
Decrease in accounts payable and accrued liabilities	(50,568)
Total adjustments	60,552
Net cash flows used in operating activities	(155,414)
Cash flows from investing activities:	
Proceeds from sale of artwork to affiliate	66,431
Net decrease in cash	(88,983)
Cash, beginning of year	437,009
Cash, end of year	$ 348,026
Supplemental information:	
Income taxes paid	$ 800

See Accompaying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. (the "Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities and private placement fees. JPMorgan Chase Bank, N.A. provides clearing services to the Company.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in money market accounts with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts.

Revenue Recognition

Securities commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis as reported by the clearing broker. Private placement fee revenue is recognized as per the terms of respective agreements.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based on upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Income tax returns for the years from 2009 are open to examination by tax authorities.

SF Sentry Securities, Inc.
Notes to the Financial Statements
May 31, 2013

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Related Party Transactions

R. Dirickson owns 95% of the Company and owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company are also employees of San Francisco Sentry Investment Group, Inc.

R. Dirickson is also the 97% shareholder of Storie Advisors, LLC, a registered investment advisor, a 91.2% owner and member of SF Sentry, LLC and an 82.3% owner of SF Special, LLC.

The Company is also affiliated through common ownership with the following registered investment advisors: Pine Capital, LLC, Sunstream LLC, Risk Advisers, LLC, Garrison Point Capital, LLC and NCS Wealth, LLC.

The Company has an expense sharing agreement with affiliates under which it pays expenses on behalf of these affiliates. The Company determines the expense reimbursement amounts from time to time at its discretion.

3. Related Party Transactions (continued)

At May 31, 2013, the Company had balances due from the following affiliated companies:

San Francisco Sentry Investment Group, Inc.	$ 3,587
Pine Capital, LLC	35,603
NCS Wealth, LLC	1,822
Sunstream, LLC	5,371
Storie Advisors, LLC	27
Garrison Point Capital, LLC	27
Total due from affiliates	$ 46,437

If an affiliated company is unable to repay the Company for its share of allocated expenses within 90 days of incurrence, the Company may elect to forego repayment of allocated expenses. During the year ended May 31, 2013, the Company did not forgive any expenses allocated to the affiliates.

During the year ended May 31, 2013, the Company earned $1,964,309 in securities commissions from accounts managed by the affiliated registered investment advisors.

In June 2012, the company sold artwork with a carrying value of $66,431 to an affiliate.

4. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2013.

5. Lease Obligations

Until October 2010, the Company leased office space along with two affiliated companies, which was accounted for as an operating lease. Effective November 1, 2010, an affiliated company signed a new lease agreement with the landlord and the Company ceased to be the signatory on the lease. Effective the same day, the Company entered into a sub-lease agreement with the affiliated company to lease part of the office on a month-to-month basis. This lease can be cancelled at any time and is accounted for as an operating lease. There are no future minimum lease payments to the affiliate under the lease. Rent expense for the year ended May 31, 2013 was $300,000.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2013, the Company had net capital of $252,707 which was $152,707 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.42 to 1. The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

7. Income Taxes

The components of income tax expense for the year ended May 31, 2013 are as follows:

Current	
State	$ 800
Income tax expense	$ 800

For California state income tax purposes, at May 31, 2013, the Company had a net operating loss carryforward totaling $1,025,614 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2019 through 2023. For Federal income tax purposes, at May 31, 2013, the Company had a net operating loss carryforward totaling $222,937 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2031 through 2033.

The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain. The Company believes the net effect of temporary differences is immaterial and has not recorded any deferred tax assets or liabilities resulting from these temporary differences.

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2013

1. Total ownership equity from Statement of Financial Condition			$ 340,562	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			340,562	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 340,562	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	87,855	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(87,855)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			252,707	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 252,707	3750

OMIT PENNIES

Note B: Non-allowable assets

Due from affiliates	46,437
Prepaid expenses	41,418
Total	$ 87,855

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2013

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 7,144	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 152,707	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 132,707	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 107,157	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 107,157	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			42.40%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2013

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of May 31, 2013)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 252,707	$ 107,157	42.40%
Adjustments:	-	-	
Computation per Schedule I (audited)	$ 252,707	$ 107,157	42.40%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Shareholders of
SF Sentry Securities, Inc.

In planning and performing our audit of the financial statements of SF Sentry Securities, Inc. (the "Company"), as of and for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EisnerAmper
ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
July 24, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED UPON PROCEDURES

To the Shareholders of
SF Sentry Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2013, which were agreed to by SF Sentry Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and corresponding wire transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2013, noting no differences;

3. There were no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
July 24, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended May 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043101 FINRA MAY 11/19/1990
S F SENTRY SECURITIES INC
100 PINE STREET STE 2700
SAN FRANCISCO, CA 94111-5102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lee Root 415-229-9012

2. A. General Assessment (item 2e from page 2) $ 4,970.65
   B. Less payment made with SIPC-6 filed (exclude interest) (3,776.47)
      12.19.12
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) ~~$691.58~~ LR 1,194.18
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ~~691.58~~ LR 1,194.18
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF Sentry Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26th day of June, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 6-1, 2012
and ending 5-30, 2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,988,268

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $1,988,268

2e. General Assessment @ .0025 $4,970.65

(to page 1, line 2.A.)